UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Kushi Resources Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53008	00-0000000
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification No.)

#402 – 220 Summit Boulevard, Broomfield, Colorado		80021
(Address of principal executive offices)		(Zip Code)
(303) 250-8896 Registrant’s telephone number, including area code

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about September 12, 2008, by Kushi Resources Inc. to the holders of record of shares of common stock, par value $0.001 per share, of Kushi.

You are receiving this information statement in connection with the appointment of one new member to Kushi’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

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September 12, 2008

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about September 12, 2008, by Kushi Resources Inc. to the holders of record of its shares of common stock as of the close of business on September 10, 2008.  This information statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1.  Kushi is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of Kushi of a change in control of the Company and a change in the majority of the Board effected pursuant to a share purchase agreement, dated as of September 10, 2008 (the “Purchase Agreement”), between one of the Company’s shareholders, Rajan Rai and Matthew Diehl.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.
YOU ARE NOT REQUIRED TO SEND KUSHI A PROXY.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Kushi’s shareholders of record as of September 10, 2008 (the “10-day Period”), Rajan Rai has agreed to a private sale of 3 million shares of the common stock that he currently owns to Matthew Diehl.  In connection with the closing of such sale, Mr. Rai has agreed to resign as Kushi’s sole director, president, chief executive officer, chief financial officer, treasurer, and corporate secretary and to appoint Mr. Diehl to serve in those capacities.  Mr. Diehl has agreed to serve in all of such positions.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Kushi’s Board of Directors has been furnished to Kushi by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, on the Purchase Date, Kushi’s chief executive officer, president, chief financial officer, treasurer, corporate secretary and sole director, Rajan Rai, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Matthew Diehl as the new sole Director and chief financial officer of Kushi prior to tendering his resignation as a director.  Rule 14f-1 provides that Mr. Diehl will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Kushi’s shareholders, and will serve until his successor is elected and qualified.  A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Kushi’s knowledge, Mr. Diehl does not hold any position with Kushi, other than chief executive officer, president, chief financial officer, treasurer, and corporate secretary, and has not been involved in any transactions with Kushi or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of the Kushi’s knowledge, Mr. Diehl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past five years, and has not been subject to a finding of any violation of federal or state securities laws.

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Information Regarding the Company

Please read this Information Statement carefully.  It provides certain general information about Kushi and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period.  All of Kushi’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of the date of this Information Statement, there were 5,230,000 shares of common stock of Kushi issued and outstanding.  Each share of common stock entitles the holder thereof to one vote.

Principal Stockholders and Holdings of Management

(a)           Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
common stock	Matthew Diehl #402 – 220 – Summit Boulevard Broomfield, Colorado 80021	3,000,000	57.4%

[1]  The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-KSB from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 5,230,000 shares of common stock issued and outstanding as of September 10, 2008.

(b)           Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
common stock	Matthew Diehl #402 – 220 – Summit Boulevard Broomfield, Colorado 80021	3,000,000	57.4%
common stock	Rajan Rai 2215 South West Marine Drive Vancouver, British Columbia V6P 6C1 Canada	Nil	0%
common stock	Directors and Executive Officers (as a group)	3,000,000	57.4%
[1] Based on 5,230,000 shares of common stock issued and outstanding as of September 10, 2008.

Change of Control

On September 10, 2008 the parties entered into the Purchase Agreement and pursuant thereto Mr. Diehl purchased and Mr. Rai sold an aggregate of 3 million previously issued and outstanding shares of Kushi’s restricted common stock, equal to 57.4% of the issued and outstanding capital stock of Kushi for the aggregate purchase price of $3,000.  Mr. Rai agreed to resign and Mr. Diehl was appointed to fill the Board vacancy resulting in connection with the share purchase transaction and was appointed as Kushi’s sole officer.

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DIRECTORS AND EXECUTIVE OFFICERS

Each director of Kushi holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Kushi’s management team is listed below.

Officer’s Name	Kushi Resources Inc.
Matthew Diehl	Chief Executive Officer, President, Chief Financial Officer, Treasurer, and Corporate Secretary
Rajan Rai	Sole director

Matthew Diehl ●  Mr. Diehl (31 years old) has been a divisional Product Manager since January 2008 for a new software product at LifePics, Inc., an online imaging solutions provider to photofinishers.  From September 2006 to October 2007, Mr. Diehl was a Sales Manager for Avanquest's OEM division, specializing in Multimedia software products and their development cycles.  From May 2005 to September 2006, Mr. Diehl ran the day-to-day operations and development cycle for SendPhotos and LifeTime Photos, a photo management, backup, and sharing software.  From June 2002 to May 2005, Mr. Diehl worked with Chase Manhattan in various mortgage banking roles, including representing them on the Metro Denver Economic Development Corporation’s Board of Governors.  Mr. Diehl received his B.S. in Electrical Engineering from Colorado State University in May 2000.

Rajan Rai ●  Mr. Rai (33 years old) has been the sole director of Kushi since inception.  For the past five years, Mr. Rai has been self-employed as a consultant and is a part owner in a real estate development and management company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Kushi has paid $nil in compensation to its named executive officers during its 2008 fiscal year.  The table below summarizes all compensation awarded to, earned by, or paid to Kushi’s sole officer for all services rendered in all capacities to Kushi for the fiscal periods indicated.

Summary Compensation Table
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Matthew Diehl CEO, President, and CFO Sept 2008 - present	2008 2007 2006	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Rajan Rai CEO, President, and CFO Oct 2005- Sept 2008	2008 2007 2006	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

Kushi’s sole director has not received any monetary compensation since Kushi’s inception to the date of this report.  Kushi currently does not pay any compensation to the directors serving on its board of directors.

Since Kushi’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Kushi and any of its directors or between any of the subsidiaries and any of its directors whereby such directors are compensated for any services provided as directors.

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Also, Kushi does not have an employment agreement or consulting agreement with Matthew Diehl, Kushi’s sole officer, or with Rajan Rai, Kushi’s sole director, and Kushi does not pay any salary to either Mr. Diehl or Mr. Rai.  There is an understanding with Kushi that both will work for Kushi at no cost.  Neither Mr. Diehl nor Mr. Rai will be compensated for past, current, or future work.  Also, there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Kushi or from a change in a named executive officer’s responsibilities following a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)           Transactions with Related Persons

Since the inception of Kushi on October 3, 2005, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Kushi was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Kushi’s total assets at year-end for the last three completed fiscal years, except for the following:

Claim Payments

In return for Rajan Rai holding the one mineral claim in trust for Kushi, Kushi has agreed to make payments on behalf of Mr. Rai to keep the Bee Peak Claim in good standing with the Province of British Columbia.  Kushi anticipates the amount of the payments to be made on behalf of Mr. Rai to be approximately $1,700 (CDN$1,650) annually for the next two years.

Donated Services and Rent

Rajan Rai, Kushi’s sole officer and director, donates services and rent to Kushi that are recognized on its financial statements.  From inception on October 3, 2005 to January 31, 2008, Kushi recognized a total of $8,000 for donated services at a rate of $500 per month and $4,000 for donated rent at a rate of $250 per month.

(b)           Promoters and control persons

During the past five fiscal years, Matthew Diehl and Rajan Rai have been promoters of Kushi’s business, but neither of these promoters have received anything of value from Kushi nor is any person entitled to receive anything of value from Kushi for services provided as a promoter of the business of Kushi.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Kushi Resources Inc. caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  September 12, 2008

KUSHI RESOURCES INC.

By:  /s/ Matthew Diehl
Matthew Diehl
Chief Executive Officer and President

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